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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      Western Ohio Financial Corporation
          ----------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $0.01 per share
          ----------------------------------------------------------------
                         (Title of Class of Securities)


                                  959024-10-0
                          ----------------------------
                                 (CUSIP Number)


                               December 31, 2003
                          ----------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP No. 959024-10-0                                   13G                       Page 2 of 6 Pages
----------------------------------- ----------------------------------------------- -------------------------- ------


   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Western Ohio Financial Corporation Employee Stock Ownership Plan
           IRS I.D. No. 37-1327807
----------------------------------------------------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                  (a)      [ ]
                                                                                  (b)      [X]
----------------------------------------------------------------------------------------------------------------------------

   3.      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Not applicable.
----------------------------------------------------------------------------------------------------------------------------

                             5.    SOLE VOTING POWER
 NUMBER OF                                  22,317
  SHARES                   -----------------------------------------------------------------------------------
BENEFICIALLY                 6.    SHARED VOTING POWER
 OWNED BY                                     86,527
   EACH                    -----------------------------------------------------------------------------------
 REPORTING                   7.    SOLE DISPOSITIVE POWER
  PERSON                                    108,844
   WITH                    -----------------------------------------------------------------------------------
                             8.    SHARED DISPOSITIVE POWER
                                            0
----------------------------------------------------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           108,844
----------------------------------------------------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES  [  ]
----------------------------------------------------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.1%
----------------------------------------------------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON
                                      EP
----------------------------------------------------------------------------------------------------------------------------
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  CUSIP No. 959024-10-0                                   13G                       Page 3 of 6 Pages
----------------------------------- ----------------------------------------------- -------------------------- ------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           First Bankers Trust Company, N.A.
           IRS I.D. No. 37-0622729
----------------------------------------------------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                  (a)      [ ]
                                                                                  (b)      [X]
----------------------------------------------------------------------------------------------------------------------------

   3.      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States.
----------------------------------------------------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER
               NUMBER OF                                 22,317
                SHARES
             BENEFICIALLY               -----------------------------------------------------------------------------------
               OWNED BY                    6.    SHARED VOTING POWER
                 EACH                                    86,527
               REPORTING                -----------------------------------------------------------------------------------
                PERSON                     7.    SOLE DISPOSITIVE POWER
                 WITH                                   108,844
                                        -----------------------------------------------------------------------------------
                                           8.    SHARED DISPOSITIVE POWER
                                                          0
----------------------------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           108,844
----------------------------------------------------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES   [  ]
----------------------------------------------------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.1%
----------------------------------------------------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON
                                      BK
----------------------------------------------------------------------------------------------------------------------------
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
  CUSIP No. 959024-10-0                                   13G                       Page 4 of 6 Pages
----------------------------------- ----------------------------------------------- -------------------------- ------
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Item 1(a)         Name of Issuer: Western Ohio Financial Corporation

      (b)         Address of Issuer's Principal Executive Offices:

                                28 East Main Street
                                Springfield, Ohio 45501

Item 2(a)         Name of Persons Filing:

                                Western Ohio Financial Corporation Employee
                                Stock Ownership Plan ("ESOP")
                                First Bankers Trust Company, N.A. (the
                                "Trustee"), the trustee of the ESOP.

      (b)         Address of Principal Business Office:
                                The business address of the ESOP is:
                                28 East Main Street
                                Springfield, Ohio 45501

                                The business address of the Trustee is:
                                Broadway at 12th Street
                                Quincy, Illinois 62301-3566


      (c)         Citizenship:
                                The Trustee is a national bank organized under the laws of the United States.

      d)          Title of Class of Securities:

                                Common Stock, par value $0.01 per share (the
                                "Common Stock").


      (e)         CUSIP Number: 959024-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                  (a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

                  (c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [__] Investment company registered under Section 8 of the Investment Company Act;

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  CUSIP No. 959024-10-0                                   13G                       Page 5 of 6 Pages
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        (e)     [__] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

        (f)     [X]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)     [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

        (h)     [__] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

        (i)     [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. []

Item 4   Ownership:


(a)     Amount beneficially owned: 108,844

(b)     Percent of Class: 6.1%

(c)     Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote: 22,317

        (ii)    shared power to vote or to direct the vote: 86,527

        (iii)   sole power to dispose or to direct the disposition of: 108,844

        (iv)    shared power to dispose or to direct the disposition of: none

        The ESOP holds an aggregate of 108,844 shares of Common Stock (6.1% of the outstanding shares). 86,527 shares have been allocated to ESOP accounts and 22,317 are unallocated shares. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts. On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

        The Trustee may be deemed to beneficially own the 108,844 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

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  CUSIP No. 959024-10-0                                   13G                       Page 6 of 6 Pages
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Item 5 Ownership of Five Percent or Less of a Class:
                                Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                Not Applicable.

Item 8 Identification and Classification of Members of the Group:
                                Not Applicable.

Item 9 Notice of Dissolution of Group:
                                Not Applicable.

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of February, 2004


Western Ohio Financial Corporation Employee Stock Ownership Plan

         By:  First Bankers Trust Company, N.A., as Trustee
              By:  /s/ Linda Shultz
                   --------------------------------
              Name:  Linda Shultz
                     -----------------------
              Title:  Trust Officer
                      ----------------------


First Bankers Trust Company, N.A.

         By:      /s/ Linda Shultz
                ----------------------------
         Name:  Linda Shultz
         Title:  Trust Officer